EXHIBIT 22

                          INSURANCE SERVICES AGREEMENT

         THIS INSURANCE SERVICES AGREEMENT, made as of the 1st day of March, 2004, by and among Shield Financial Services (Canada) Inc., a corporation incorporated under the laws of the Country of Canada ("Shield"), and Value Guaranteed Vacations Inc. a company formed under the laws of the Province of Ontario ("VGV").

                                    RECITALS

         A. VGV has acquired and organized a group of companies in order to launch its innovative Value Guaranteed Vacations(TM) insurance product, providing protection to time share purchasers against devaluation in the value of their time share ("Resale Value") and depreciation ("Depreciated Value"). VGV and such companies have developed the Value Guaranteed Vacations(TM) system, which is an online system, including an interactive web site whose domain name is www.vgvinc.com, for the issung and processing of Value Guaranteed Vacations(TM) insurance policies and managing and monitoring said insurance policies.

         B. Shield and VGV wishes to enter into this Agreement for the purposes of VGV exclusively engaging the services of Shield in providing any and all insurance required by VGV in support of the Value Guaranteed Vacations insurance product.

         C. Shield has agreed to place said insurance needs of VGV for the term of this Agreement and has agreed to act as intermediary for the provision of said insurance placement services.

         D. Shield and VGV wish to enter into this Agreement to set forth the terms and conditions on which Shield shall provide, on an exclusive basis, to VGV services related to the Value Guaranteed Vacations(TM) timeshare guarantee insurance policies in the United States, Canada and the World (collectively, the "Policies").

         E. In consideration of Shield agreeing not to provide any similar services for any third party, without the prior written consent of VGV, it is agreed and acknowledged by both Shield and VGV, that this Agreement will become binding as per the terms contained herein.

         In consideration of the mutual covenants and other good and valuable consideration, the parties agree as follows:

                               INSURANCE SERVICES

         1. Duties and Responsibilities of Shield. Shield shall provide to GV:

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                  (a) all Policies under the Value Guaranteed Vacations(TM)
insurance policies (or any substitute, successor or similar policies) in the United States, Canada and the world within the time frames specified in the paragraphs below or as required by VGV from tie to time;

         2. Duties and Responsibilities of VGV. Value Guaranteed Vacations shall provide Shield with detailed insurance related requirements needs, and shall exclusively place said insurance product through Shield during the term of this Agreement.

                              EXCLUSIVITY AND TERM

         4. Exclusivity. Each of the parties hereto agrees that exclusivity is necessary and reasonable to accomplish the business purposes contemplated by this Agreement. To that end, each of the parties hereto agrees that this Agreement and the subject matter hereof are and shall be exclusive.

         5. Term. The term of this Agreement shall, unless earlier terminated pursuant to Section 6 below, be for a period of ten
                  (10) years from the date of this Agreement (the "Term").

         6.       Early Termination of the Term.

                  (a) VGV may terminate the Term upon written notice given to Shield at any time prior to the third anniversary of the date of this Agreement, accompanied by payment, by bank draft or cashier's cheque payable to Shield, of an amount equal to the sumof (i) $4,000,000, and (ii) all amounts due and owing to Shield under this Agreement at the date of such payment.

                  (b) VGV may terminate the Term, effective upon payment to Shield of the Termination Amount (as hereinafter defined), by written notice given to Shield (the "Termination Notice") at any time on or after the third anniversary and prior to the tenth anniversary of the date of this Agreement.

                       "Termination Amount" means the of (i) 50% of the present value, discounted at a rate of 6%, of the projected Policies placed for the period between the date of delivery of the Termination Notice and the tenth anniversary of the date of this Agreement (the "Term Remainder"), computed in accordance with paragraphs (c) and (d) below (the "PV Amount"), and (ii) all amounts due and owing to Shield under this Agreement at the date of delivery of the Termination Notice.

                  (c) The PV Amount shall be computed by independent public accountants selected by Shield, by written notice given to VGV within forty-five (45)

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                       days following the date of delivery of the Termination
                       Notice. Such computation shall be made in accordance with paragraphs (b) and (d) of this Section 6, shall be completed as soon as reasonably practicable and shall be final and binding upon the parties hereto. Each of Shield and VGV shall promptly provide such information and assistance as the independent public account may from time to time reasonably require in connectin with such computation. Payment of the Termination Amount shall be made, by bank draft or cashier's cheque payable to Shield, within forty-five (45) days following delivery by such accountants to VGV and Shield of the computation of the PV Amount.

                  (d) The projected Policies for each Year or part thereof during the Term Remainder shall be determined as follows for purposes of this Section 6:

                       (i) if the Termination Notice is delivered prior to the fifth anniversary of the date of this Agreement, the Base Amount shall be equal to the highest amount of Claims in any prior Year; and if the Termination Notice is delivered on or after the fifth anniversary of the date of this Agreement, the Base Amount shall be equal to the average of the ighest, the next highest and the next highest amounts of Policies in all prior Years;

                       (ii) The projected Policies for the balance of the Year in which the Termination Notice is delivered shall be 110% of the Base Amount, multiplied by the number of days remaining in that Year, divided by 365; and

                       (iii) the projected Policies for each whole Year of the
                             Term Remainder shall be the Base Amount, plus an amount equal to interest thereon at the rate of 10% per snnum, compounded annually, from the first day of the earliest whole Year in the Term Remainder to the last day of the Term Remainder.

                  "Year" means the 12-month period ending on the first or any subsequent anniversary of the date of this Agreement.

         7. Return of Confidential Information. Upon the expiration of the Term pursuant to Section 5 hereof or the termination or cancellation of the Term pursuant to Section 6 hereof and the Payment Amount is paid full within the requisite time period, then Shield shall return to VGV copies of all papers, compact disks and other similar media in its possession containing Confidential Information.

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                 COMPENSATION AND RIGHT TO PURCHASE 100% OF VGV

         8. Fees. As compensation for the services provided by Shield under this Agreement, VGV shall compensate Shield compensation which is standard in the industry for said placement of insurance for and on behalf of VGV.

            Right to purchase: VGV further agrees that Shield shall have the right to purchase 100% of all VGV, at the fair market value of VGV, at any time during three year period following the execution of this Agreement. Fair market value shall be determined by a qualified third party evaluator appointed jointly by both Shield and VGV.

                   REPRESENTATIONS, WARRANTIES AND COVENANTS

         9. Representations, Warranties and Covenants of VGV:

            (a) VGV is a valid and subsisting corporation under the laws of the jurisdiction where it was formed, has full and power and authority to enter into this Agreement and to perform each of its obligations hereunder and this Agreement is enforceable against each entity in accordance with its terms;

            (b) VGV is, and shall be, in full compliance with all federal, state and provincial laws and regulations in every jurisdiction applicable to its business and operations and the performance of its obligations under this Agreement;

            (c) The operation and maintenance of the Value Guaranteed Vacations(TM) System is, and shall be, in full compliance with all applicable federal and state laws, regulations, rulings and judicial and administrative decisions, including but not limited to privacy matters;

            (d) VGV owns all proprietary rights, including all patent, copyright, trade secret, trademark, trade name and all other proprietary rights in and to the software comprising the Value Guaranteed Vacations(TM) System necessary to fulfill its obligations under the terms of this Agreement, such proprietary rights do not, and will not, infringe on the rights of others and Shield's use of the proprietary rights under this Agreement does not, and will not, infronge on the rights of others;

            (e) VGV has taken, and will take, all actions and precautions, including but not limited to the installation, maintenance and upgrading of features such as encryption and firewalls, (i) to limit access to the Value Guaranteed Vacations(TM) System to authorized users, (ii) to prevent authorized access and/or theft or misappropriatio, of, or tampering with System data, and
(iii) to protect against viruses or other programs or codes which could cause a computer or server to malfunction, the corruption of data or any other damage;


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            (f) Subject to Section 23 hereof, other than the entities who are parties to this Agreement, no other entity or person, whether or not affiliated or associated with VGV has or will have the right, power or authority to perform the services provided for under the terms of this Agreement by the party permitted or required to perform such services hereunder.

            (j) each entity has not entered, and shall not enter, into any agreement, commitment or understanding, whether written or oral, which conflicts or is inconsistent with the terms of this Agreement or which would adversely affect its ability to perform the obligations required to be performed by it under this Agreement;

            (k) VGV and the holders of the Value Guaranteed Vacations(TM) timeshare guarantee insurance policies have, and will have, the exclusive right, power and authority to deal in and have access to the Value Guaranteed Vacations(TM) System.

         10. Representations, Warranties and Covenants of Shield Financial Services (Canada) Inc., Shield, represents, warrants and covenants as follows:

             (a) Shield is a valid and subsisting corporation under the laws of the jurisdiction where it was formed, has full and power and authority to enter into this Agreement and to perform its obligations hereunder and this Agreement is enforceable against Shield in accordance with its terms;

             (b) Shield is, and shall be, in full compliance with all federal and state laws and regulations in every jurisdiction applicable to its business and operations and the performance of its obligations under this Agreement, including laws and regulations relating to provacy matters; and

             (c) Shield has not and shall not enter into any agreement, commitment or understanding, whether written or oral, which conflicts or is inconsistent with the terms of this Agreement or which would adversely affect its ability to perform the obligations required to be performed by it under this Agreement.

       USE OF VALUE GUARANTEED VACATIONS(TM) SYSTEM AND ASSOCIATED RIGHTS

         11. License. VGV hereby grant a license to Shield to use and access the Value Guaranteed Vacations(TM) System, use the registered trademark "Value Guaranteed Vacations" and the goodwill associated thereto, and use any and all information required to be given it hereunder for purposes of performing the services required to be performed by it under this Agreement.


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         12. Software and Passwords. Shield shall be provided on a timely basis with all necessary software and passwords (including any upgrades, revisions, modifications and substitutions of same) to use and access the aforesaid System and communicate with VGV.

                                CONFIDENTIALITY

         14. Confidential Information. "Confidential Information" shall mean (i) information provided by each VGV to Shield under Section 1 of this Agreement,
(ii) the information provided by Shield to VGV under Section 2 of this Agreement, and (iii) the software and passwords provided for under Section 12 of this Agreement (icluding any upgrades, revisions, modifications and substitutions of same) (the "Intellectual Property").

         15. Confidentiality Obligation. Both Shield and VGV, and each of their respective affiliates, shareholders, members, directors, officers, employees and agents) agrees to hold the Confidential Information in the strictest confidence, both during and after the termination of this Agreement. To this end, each of the foregoing persons shall:

             (a) only use the Confidential Information to carry out its duties and responsibilities hereunder and not use, disclose or reveal the Confidential Information, or any portion thereof, for any reason to any person, except, with respect to Confidential Information (other than Intellectual Property), to employees of the foregoing entities, agents and independent contractors who have a "need to know" for purposes of this Agreement;

             (b) not make, or permit or cause to be made copies of the Confidential Information, except as necessary to carry out its duties and responsibilities as described by this Agreement;

             (c) take all reasonable precautions to prevent the inadvertent disclosure of the Confidential Information to any unauthorized person (other than as provided for in paragraph (a) above); and

             (d) participate, directly or indirectly, in the development, marketing, sale, licensing of other exploitation of software products or services which embody or are derived from the Confidential Information.

                                INDEMNIFICATION

         16. Indemnification by VGV. VGV, hereby indemnifies and holds harmless Shield and each of its members, managers officers, employees and agents from and against any and all losses, liabilities, claims, causes of action, suits, expenses


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(including but not limited to attorney's fees and expenses), costs (including costs of investigation), interest, fines ad penalties incurred by Shield as a result or by virtue of any breach of any representation, warranty or covenant made by each of VGV herein.

         17. Indemnification by Shield: Shield hereby indemnifies and holds harmless VGV and their respective affiliates, shareholders, directors, officers and employees from and against any and all losses, liabilities, claims, causes of action, suits, expenses (including but not limited to attorney's fees and expenses), costs (including costs of investigation), interest, fines and penalties incurred by each of them as a result or by virtue of any breach or default of any representation, warranty or covenant made by Shield herein.

         18. Opportunity to Cure. In order to be entitled to indemnification hereunder, each party seeking indemnification (the "Indemnity") shall be required to notify the party in writing from who it is seeking indemnification (the "Indemnifying Party) notice of the occurrence of the breach or default of any representation, warranty or covenant made herein and such breach or default has been continuing for at least sixty (60) days, specifying the termor terms of this Agreement under which such breach or default has occurred, the circumstances giving rise to such breach or default, and the opportunity to cure such breach or default within thirty (30) days of the delivery of such notice (the "Cure Period"). During the Cure Period, the Indemnifying Party shall have right to discuss the alleged breach or default with the Indemnity, provided that any such discussion shall not relieve the Indemnifying Party of the duty to cure the breach or default.

         19. Consequences Failure to Cure. In addition to and notwithstanding any right to indemnification hereunder, if VGV shall fail to cure the breach or default prior to the expiration of the Cure Perod, VGV shall be liable to make payment of the Payment Amount to Shield within thirty (30) days of receipt of the co mputation of the Payment Amount provided for by Section 6 hereof. Notwithstanding anything to the contrary contained in the foregoing sentence, the aforesaid remedy shall be limited a breachor default under Sections 1(a),
(b) and (c), Sections 9(i) and (j), Section 11 and Section 12.

                           MEDIATION AND ARBITRATION

         20. Mediation and Arbitration.

             (a) Mediation. The parties agree that any and all disputes, claims or controversies arising out of or in connection with this Agreement shall first be mediated pursuant to the Mediation Rules of the ADR Institute of Ontario, Inc. ("Institute") within sixty (60) days of the written request for mediation.

             (b) Arbitration. All disputes remaining unsettled after mediation shall be submitted to final and binding arbitration. There is no right of appeal from any arbitration


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or any decision of the arbitrator. Any party may submit that dispute to arbitration by filing a Notice of Submission to Arbitration with the Institute. The arbitration, and all its rules and procedures, shall be governed by the National Arbitration Rules of the Institute, subject to any specific provisions contained in Section 20(c) below.

             (c) Arbitration Procedures. The place of arbitration shall be Toronto. In the event of a dispute, claim or controversy in relation to Section 6, whether or not other sections are subject to dispute, claim or controversy, the arbitrator shall be appointed in his stead, in accordance with the National Arbitration Rules, provided that any such arbitrator has at least 15 years experience as a chartered accountant and business valuator.

             (d) Enforcement. The provisions of this Section 20 may be enforced by any Court of competent jurisdictio, and the party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorneys' fees, to be paid by the party against whom enforcement is ordered.

                                    GENERAL

         21. General. Notices and other communications shall be addressed of directed to the physical and electronic addresses set forth under the signature lines of each of the parties hereto. Facsimile signatures shall have the same force and effect as physical signatures. This Agreement, the Exhibits attached hereto and the subject matter hereof and thereof reflect the entire agreement between the parties hereto and supersede any and all pror understandings, agreements and commitments, whether written or oral, between any or all of them. The waiver of one breach or default or any delay in exercising rights shall not constitute a waiver of any subsequent breach or default. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same instrument. This Agreement shall be binding on and enure to the benefit of each of the parties hereto, their respective successors and permitted assigns (subject to Section 23 hereof) and their respective affiliates, shareholders, members, managers, directors, officers and employees. This Agreement may only be amended in writing by an instrument executed by all of the parties hereto. Headings are for convenience only and shall not be construed in the interpretation or meaning of any provision hereof. This Agreement may be executed in counterparts, all of which when taken together shall constitute one and the same instrument.

         22. Governing Law. This Agreement shall be governed by the laws of the Province of Ontario, without giving effect to principals of conflicts of laws. This Agreement will not be governed by the United Nations Convention of Contracts for the International Sale of Goods, the application of which is expressly excluded.


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         23. Assignment. The parties hereto shall be entitled to assign any of its rights and obligations hereunder, (i) in the case of Shield, only with the prior written consent of VGV.

         24. Confidentiality of this Agreement. This Agreement ans the subject matter hereof shall be held in the strictest confidence by each of the parties hereto. Disclosure of this Agreement or the subject matter hereof shall be made upon the mutual written consent of all of the parties hereto; provided, however, that (i) this Agreement and a summary description of its contents (in any case, with dollar amounts and percentages omitted) may be disclosed in a press release issued by, or public filing made by, Shield without the aforesaid consent requirement and (ii) this Agreement and the subject matter hereof may be cisclosed by Shield in the performance of its duties under Section 2. Notwithstanding the foregoing, in the event that Shield, in consultation with securities counsel, determines that this Agreement is required by applicable laws and regulations to be filed as an exhibit to a public filing required to be made by it, Shield shall apply of confidential treatment of all dollar amounts and percentages and other information considered confidential in accordance with Rule 406, of the Securities Act of 1933 and Rule 24b-2 of the Securities Exchange Act of 1934 and other applicable rules and regulations. Shield shall consult with VGV prior to filing any applications for confidential treatment relating to this Agreement or the subject matter hereof.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement and affirmed their consent hereto as of the day and year first above written.

SHIELD FINANCIAL SERVICES (CANADA) INC.

By: /s/ Hugh Forrest
   -------------------
   Name:  Hugh Forrest
   Title: President

Physical Address: 100 Scarsdale Rd., Suite 200, Toronto, Ontario M3B 2R8

VALUE GUARANTEED VACATIONS

By:  /s/ Jan Kelly-Boxe
  -------------------
  Name:  Jan Kelly-Boxe
  Authorized Signatory
Physical Address: 200 Yorkland Blvd., Suite 200, Toronto, Ontario M2J 5C1

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